14047708

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38377

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2013 (MM/DD/YY) AND ENDING DECEMBER 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TFS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

437 NEWMAN SPRINGS ROAD
(No. and Street)

LINCROFT	NJ	07738
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS P. HYLAND (732) 758-9300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOLLAND & COMPANY, CPAs
(Name – *if individual, state last, first, middle name*)

411 POMPTON AVENUE	CEDAR GROVE	NJ	07006
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mr 3/20/14

OATH OR AFFIRMATION

I, THOMAS P. HYLAND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TFS SECURITIES, INC., as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SWORN TO AND SUBSCRIBED
BEFORE ME THIS DATE

FEB 24 2014

TAMMY SUE CASE
Notary Public of New Jersey
My Commission Expires 4/8/2018

Tammy Sue Case

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) Independent Auditor's Report on Internal Controls.

X (p) Independent Auditor's Report on applying agreed-upon procedures related to an entity's SIPC assessment Reconciliation.

TFS SECURITIES, INC.
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2013

TABLE OF CONTENTS

Independent Auditor's Report	1-2
Statement of Financial Condition	3
State of Income for the Year Ended December 31, 2013	4
Statement of Changes in Stockholders' Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7-12
Schedule I - Computation of Net Capital and Aggregate Indebtedness	13
Schedule II- Statement of Changes in Liabilities Subordinated to Claims of Creditors	14
Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3	15
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	15
Schedule IV - Requirement J: Reconciliation	16
Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15C3-3	17-18
Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation	19-22

HOLLAND & COMPANY
Certified Public Accountants
411 POMPTON AVENUE
CEDAR GROVE, NEW JERSEY 07009

RICHARD K. HOLLAND, CPA/PFS
WILLIAM S. LOCKWARD, CPA
DANIEL R. HOLLAND, CPA

(973) 857-0666
FAX (973) 857-7135

Independent Auditor's Report

Board of Directors
TFS Securities, Inc.
437 Newman Springs Road
Lincroft, New Jersey 07738

Report on the Financial Statements

We have audited the accompanying financial statements of TFS Securities, Inc., which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risk of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the Company's preparation and fair presentation of the financial statements in order to design procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TFS Securities, Inc. as of December 31, 2013, and the results of its operations and its cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III and IV is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holland & Company
Certified Public Accountant
Cedar Grove, New Jersey
February 24, 2014

TFS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and Cash Equivalents	$	621,040
Deposits: NASD/CRD Acct		7,603
Deposit: Clearing Broker-Dealer		50,000
BD Concessions Receivables		314,330
Total Assets	$	992,973

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts Payable	$	8,467
Payroll Taxes Payable		9,692
Legal Fees Payable		8,101
Commissions Payable		421,057
Unsecured Client Account Debits		466
Accrued Expenses		9,500
Reserve for Arbitration Claims		6,660
Total Liabilities		463,943
Stockholders' Equity		
Common Stock - $100.00 par value		
10,000 share authorized		
804 shares issued and outstanding		80,400
Additional Paid in Capital		170,000
Retained Earnings		278,630
Total Stockholders' Equity		529,030
Total Liabilities and Stockholders' Equity	$	992,973

*The accompanying notes are an integral part of these financial statements.

TFS SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2013

Revenues		
Commissions & Fees from Investment Co. Shares	$ 6,516,811	
Commissions & Fees from Insurance Based Products	11,300,827	
Fees for Account Supervision, Investment Advisory and Administrative Services	4,491,964	
Commissions from Securities	958,384	
Rep Licensing & Expense Fees	824,386	
Marketing Support Revenues	592,441	
Interest and Investment Income	60,761	
Total Revenues		$ 24,745,574
Direct Costs		
Commissions & Advisory Fees Paid	20,260,606	
Clearance and Execution Fees	173,206	
Marketing Reimbursements to Representatives	94,024	
Total Direct Costs		20,527,836
Gross Profit		4,217,738
Operating Expenses		
Officers' Compensation	498,284	
Other Payroll & Employee Benefits	632,778	
Computer & Software Expenses	208,956	
Regulatory Fees and Assessments	518,161	
Clearing and Transaction Fees	151,394	
Rent	44,100	
Professional Fees	77,933	
Consulting Fees	156,311	
Fidelity and Surety Bonds	49,535	
Other Operating Expenses	212,215	
Management Fee	1,516,936	
Total Operating Expenses		4,066,603
Net Income		$ 151,135

*The accompanying notes are an integral part of these financial statements.

TFS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholders Equity
	Shares	Amount	Amount	Amount	Amount
Balance at January 1, 2013	804	$ 80,400	$ 170,000	$ 127,495	$ 377,895
Net Income				151,135	151,135
Additions:			0	0	0
Deductions:				0	0
Balance at December 31, 2013	804	$ 80,400	$ 170,000	$ 278,630	$ 529,030

*The accompanying notes are an integral part of these financial statements.

TFS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

Cash Flows from Operating Activities		
Net Income (Loss)		$ 151,135
Adjustments to reconcile Net Income to Net Cash provided by Operating Activities:		
(Increase) decrease in operating assets:		
Deposits - NASD/CRD Acct	$ (6,920)	
BD Concessions Receivable	118,823	
Other Receivable	29,000	
Increase (decrease) in operating liabilities:		
Accounts Payable	(6,632)	
Payroll Taxes Payable	895	
Simple IRA Plan Payable	(14,467)	
Legal Fees Payable	2,698	
Commissions Payable	(25,000)	
Unsecured Client Account Debits	261	
Total Adjustments		98,658
Net cash Provided by operating activities		249,793
Cash Flows from Financing Activities		0
Net Increase (Decrease) in Cash		249,793
Cash at beginning of the year		371,247
Cash at end of the year		$ 621,040

Supplemental Disclosures:	
Interest Paid	$ 0
Income Taxes Paid	$ 0
Noncash financing activity	$ 0

*The accompanying notes are an integral part of these financial statements.

TFS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 1-*Organization and Nature of Business*

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a closely held corporation, operates with several hundred representatives mostly located throughout the State of New Jersey, New York and Pennsylvania. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory. The Company is a Non-carrying broker-dealer; the Company does not clear customer transactions, carry customer accounts, or hold custody of customer cash or securities. The broker-dealer's primary source of revenue is providing brokerage services to customers, who are predominately small and middle-market businesses and middle and high-income individuals.

Note 2-*Significant Accounting Policies*

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months of less when purchased to be cash equivalents. At December 31, 2013, the Company had cash deposits totaling $94,345 in excess of amounts insured by the Federal Deposit Insurance Corporation (FDIC).

Deposit – Clearing Broker-Dealer

The Company maintains a deposit account amounting to $50,000 with its clearing broker-dealer (agent) pursuant to a Clearing Agent Agreement. The Deposit: Clearing Broker-Dealer account has been included as an allowable asset in the calculation of the Company's net capital.

BD Concessions Receivable

The Company has concession receivables related to commissions earned from the sale of investment and insurance products with Broker Dealers and clearing organizations, including mutual funds, insurance companies and others. The receivables primarily composed of amounts due to the Company for asset-based fees and fees for the commissions earned on sales of investment vehicles, not from transactions directly with their clients. TFS may reserve for uncollectible accounts based on the aging analysis and estimated collectability of those receivables. No reserve was recorded at December 31, 2013 based on the collection of all receivables within 60 days.

Property and equipment

Property and equipment are stated at cost. Maintenance and repairs are expensed as incurred and additions and expenditures that increase asset values and extend useful lives are capitalized. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

The Company evaluates long-lived assets held and used by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized if the sum of the expected undiscounted future cash flows from the use and disposition of the asset is less than its carrying amount. Generally, the amount of impairment loss is measured as the difference between the carrying amount of the asset and the estimated fair value of the asset. The Company did not record an impairment loss during the year ended December 31, 2013.

Commissions Payable
The Company has commissions payables related to commissions earned from the sale of investment and insurance products with Broker Dealers and clearing organizations, including mutual funds, insurance companies and others to the investment representatives that are under contract with the Company.

Transactions
The Company buys and sells securities for customers by introducing transactions for execution, clearance, and settlement to another broker-dealer on a fully disclosed basis.

In the normal course of its securities brokerage business, the Company's customer activities involve the execution, settlement, and financing by the clearing broker-dealer of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's policy is ordinarily not to execute security transactions unless the customer is able to fulfill its contracted obligations.

Commission & Fees from Investment Company shares
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. 12b-l distribution fees based on a percentage of a mutual fund's daily net asset levels are recorded as commissions in the period to which they relate. Other commissions are recorded when earned.

Commission & Fees from Insurance Based Products
Commissions on the sale of insurance contracts are recognized upon sale of insurance contracts to customers, payment of the premium by the insured party, and issuance of the contract by the insurer. Trail commissions related to previous sales of insurance contracts are recognized in the period to which they relate. Other fees are recognized when services are provided.

Fees for Account Supervision, Investment Advisory and Administrative Services
The Company earns investment management and advisory fees under investment advisory services agreements that provide for fees based on a percentage of the assets under management. Fees under advisory services agreements are principally received quarterly in advance and are recognized as revenue on a prorated basis over the term of the contract.

Investment Banking
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Advertising Costs
Advertising and direct marketing costs are expensed as incurred and totaled $2,475 for the year ended December 31, 2013.

Income Taxes
The Company has elected by consent of its shareholders to be taxed under the provisions of subchapter S of the Internal Revenue Code. Accordingly, no provisions or liability for Federal income taxes is reflected in the accompanying statements. Instead, the shareholders are liable for individual Federal income taxes on their respective share of the Company's taxable income.

The accounting pronouncement on accounting for uncertainty in income taxes prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The accounting pronouncement on accounting for uncertainty in income taxes also provides guidance on de-recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Company files income tax returns in the U.S. federal jurisdiction and the States of New Jersey, New York and North Carolina. The Company's federal income tax returns for tax years 2010 and beyond remain subject to examination by the Internal Revenue Service. The Company's New Jersey tax years 2009 and beyond remain subject to examination by the NJ Division of Taxation.

The Company did not have unrecognized tax benefits as of December 31, 2013 and does not expect this to change significantly over the next twelve months as a result of its S-election status.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows:
For the purpose of the statement of cash flows, the company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3-*Related party transactions and commitment*
The Company maintains an expense-sharing agreement with a corporation that is owned by its shareholder under which the Company is required to reimburse the related party for its allocable share of expenses. For the year ended December 31, 2013, the related corporation allocated $252,000 of expenses to the Company. Amounts allocated by related corporation and charged to the Company have been classified in the accompanying statement of income based on their natural classification, including rent.

The Company also pays the same corporation through common ownership a management fee. The management fee totaled $1,516,936 for the year ended December 31, 2013.

Note 4-*Fair Value*

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013.

	Level 1	Level 2	Level 3	Netting and Collateral	Total
Assets	$ -	$ -	$ -	$ -	$ 0
Liabilities	$ -	$ -	$ -	$ -	$ 0

Note 5-*Pension Plan*

The Company has established a SIMPLE IRA retirement plan for its employees. An employee is eligible to participate in any calendar year if he or she received at least $5,000 of compensation during each of the two preceding calendar years. The Plan must permit each eligible employee to elect to have the employer make payments to the SIMPLE IRA account. An employee may terminate participation in the SIMPLE IRA plan at any time during the calendar year.

The Company must match the elective contribution of the employee in an amount not exceeding 3% of the employee's compensation. The Company's matching 3% expense for 2013 was $11,034.

Note 6-*Commitments and Contingent Liabilities*

The Company is a defendant in lawsuits incidental to its securities business. Management of the Company, after consultation with legal counsel, believes that the resolution of these various lawsuits will not result in any material adverse effect on the Company's financial position.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 7-*Financial Instruments*

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the consolidated statement of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains deposits at banks in excess of federally insured limits. The Company has a policy of monitoring, as considered necessary, the creditworthiness of the banks.

Note 8-*Guarantees*

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Derivative Contracts

The Company has not entered into any derivative contracts that meet the accounting definition of a guarantee under FASB ASC 460.

Note 9-*Net Capital Requirements*

The Company is subjected to the Securities and Exchange Commission "Uniform Net Capital Rule" (Rule 15C3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1.

At December 31, 2013, the Company had net capital of $521,427, which was $471,427 in excess of its required net capital of $50,000. The Company's net capital ratio was .889 to 1 at December 31, 2013.

Note 10-*Regulatory Requirements*

The Company is also subjected to other rules and regulations of the Securities and Exchange Commission, as well as rules and regulations of FINRA and the various stated securities and other agencies in the states in which it is licensed to conduct business. Compliance with such laws and regulations is subject to possible government review and interpretation.

Note 11-*Subsequent Events*

The Company has evaluated subsequent events occurring after the balance sheet date through the date the financial statements are issued. Based on this evaluation, the Company has determined that no subsequent events have occurred, which require recognition or disclosure in the financial statements.

TFS SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL AND AGGREGATED INDEBTEDNESS
AS OF DECEMBER 31, 2013

Net Capital				
Total Stockholders' Equity qualified for Net Capital			$	529,030
Deductions and/or charges				
Non-Allowable Assets				
Deposits - NASD/CRD Acct	$	7,603		
Total Deductions and/or charges				. 7,603
Net Capital Before Haircuts on Securities Positions (tentative net capital)				521,427
Haircuts on Securities				0
Net Capital			$	521,427
Aggregate Indebtedness				
Items included in statement of financial condition				
Accounts Payable	$	8,467		
Payroll Taxes Payable		9,692		
Legal Fees Payable		8,101		
Commissions Payable		421,057		
Unsecured Client Account Debits		466		
Accrued Expenses		9,500		
Reserve for Arbitration Claims		6,660		
Total Aggregated Indebtedness			$	463,943
Computation of Basic Net Capital Requirement				
Minimum Net Capital Required (greater of $50,000 or 6-2/3% of aggregate indebtedness			$	50,000
Excess Net Capital			$	471,427
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum Net Capital			$	461,427
Ratio: Aggregate Indebtedness to Net Capital			$	.890 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17 A-5 as of December 31, 2013.

TFS SECURITIES, INC.

SCHEDULE II

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
DECEMBER 31, 2013

STATEMENT NOT APPLICABLE

No outstanding loans as of December 31, 2013.

TFS SECURITIES, INC.

SCHEDULE III

**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
And
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3**

DECEMBER 31, 2013

STATEMENT NOT APPLICABLE

The Company did not handle any customer cash or securities during the period and does not have any customer accounts.

Exemption provision under Rule 15c3-3. The Company is operating as a (k)(2)(A) and (k)(2)(B) broker-dealer.

The Company is a fully disclosed broker-dealer. The clearing broker used is

Pershing LLC
One Pershing Plaza
Jersey City, NJ 07399

TFS SECURITIES, INC.

SCHEDULE IV

TFS SECURITIES, INC.
REQUIREMENT J: RECONCILIATION
DECEMBER 31, 2013

STATEMENT NOT APPLICABLE

There were no material differences between the Audited Net Capital computation determined in this report and the broker-dealer's corresponding Unaudited Net Capital computation on the Focus Part IIA, a statement to verify the inadequacies is not needed.

The firm does not compute a reserve computation, as stated in Schedule II of this report. Therefore, no reconciliation is required.

HOLLAND & COMPANY
Certified Public Accountants
411 POMPTON AVENUE
CEDAR GROVE, NEW JERSEY 07009

RICHARD K. HOLLAND, CPA/PFS
WILLIAM S. LOCKWARD, CPA
DANIEL R. HOLLAND, CPA

(973) 857-0666
FAX (973) 857-7135

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15C3-3

Board of Directors
TFS Securities, Inc.
437 Newman Springs Road
Lincroft, New Jersey 07738

In planning and performing our audit of the financial statements and supplemental schedules of TFS Securities, Inc. (the Company), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguard against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Holland & Company
Certified Public Accountants
Cedar Grove, New Jersey
February 24, 2014

HOLLAND & COMPANY

Certified Public Accountants

411 POMPTON AVENUE

CEDAR GROVE, NEW JERSEY 07009

RICHARD K. HOLLAND, CPA/PFS
WILLIAM S. LOCKWARD, CPA
DANIEL R. HOLLAND, CPA

(973) 857-0666
FAX (973) 857-7135

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
TFS Securities, Inc.
437 Newman Springs Road
Lincroft, New Jersey 07738

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2013, which were agreed to by TFS Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and, solely to assist you and the other specified parties in evaluating TFS Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). TFS Securities, Inc.'s management is responsible for the TFS Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in their computerized accounting system's (Sage) check register and general ledger noting no differences;

Check Number	Check Date	Check Amount	Bank Clearing Date
5116	7/24/2013	$ 1,037.39	7/31/13
5284	2/6/2014	$ 3,227.55	2/18/14

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

Audited Form X-17A-5	**Total Revenues Form SIPC-7 12/31/13**	**Difference**
$24,745,574	$24,745,574	$ 0

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Holland & Company
Certified Public Accountants
Cedar Grove, New Jersey
February 24, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

038377 FINRA DEC
TFS SECURITIES INC 11*11
ATTN: COMPLIANCE COORDINATOR
437 NEWMAN SPRINGS RD
LINCROFT NJ 07738-1369

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 4264.94

B. Less payment made with SIPC-6 filed (exclude interest) (1037.39)
07/24/2013
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3227.55

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3227.55

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TFS Securities, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

PRESIDENT
(Title)

Dated the ___ day of ___, 20___.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ___ Postmarked ___ Received ___ Reviewed

Calculations ___ Documentation ___ Forward Copy ___

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030)	$ 24745574
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	23039600
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	23039600
2d. SIPC Net Operating Revenues	$ 1705974
2e. General Assessment @ .0025	$ 4264.94

(to page 1, line 2.A.)